FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan fiscal year ended December 31, 2004

Commission File Number 1-812

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

UNITED TECHNOLOGIES CORPORATION

One Financial Plaza

Hartford, Connecticut 06103

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Index to Financial Statements

December 31, 2004 and 2003

FINANCIAL STATEMENTS OF THE UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

United Technologies Corporation

Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the United Technologies Corporation Employee Savings Plan (the “Plan”) at December 31, 2004 and December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PRICEWATERHOUSECOOPERS LLP

Hartford, Connecticut

June 24, 2005

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

(Thousands of Dollars)

	December 31, 2004	December 31, 2003
Assets:
Investments, at fair value (Notes 3 through 6)	$11,813,387	$11,061,703
Contributions receivable:
Participants’	578	625
Employer’s	35	37

	613	662

Net Assets Available for Benefits	$11,814,000	$11,062,365

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

(Thousands of Dollars)

Year Ended December 31, 2004
Additions to net assets attributed to:
Investment Income:
Plan interest in net appreciation and investment income of Master Trust (Note 6)	$975,849
Contributions:
Participants’	238,275
Employer’s	21,664

Total additions	1,235,788

Deductions from net assets attributed to:
Distributions to participants	(475,924)
Interest expense	(30,159)
Administrative expenses	(2,810)

Total deductions	(508,893)

Net increase prior to transfers	726,895

Plan transfers:
Assets transferred into Plan	24,740

Net increase	751,635
Net Assets Available for Benefits, December 31, 2003	11,062,365

Net Assets Available for Benefits, December 31, 2004	$11,814,000

The accompanying notes are an integral part of these financial statements.

UNITED TECHNOLOGIES CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

General. The United Technologies Corporation Employee Savings Plan (the “Plan”) is a defined contribution savings plan administered by United Technologies Corporation (“UTC”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Generally, non-represented employees of the Corporation and in participating business units of UTC are eligible to participate in the Plan immediately upon employment with UTC. Participants are eligible for matching employer contributions after one year of service. The following is a brief description of the Plan. For more complete information, participants should refer to the prospectus and summary plan description as well as the Plan document which are available from UTC.

Contributions and Vesting. The percentages of total compensation participants may elect to contribute, through payroll deductions, varies depending on the provisions of the Plan specific to a participant’s location. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers ten mutual funds, seven commingled index funds, one stable value fund, and a company stock fund as investment options to participants. The Plan also includes a money market fund that is used for transitioning or merging plans. Participant contributions, plus actual earnings thereon, are fully vested at all times under the Plan.

Generally, UTC matches up to 60 percent of a participant’s contributions, up to specified limits, in Common Stock, with a different match percentage at certain locations. Generally, employer contributions, plus actual earnings, thereon, become fully vested after two years of Plan participation.

UTC has established a leveraged Employee Stock Ownership Plan (“ESOP”) to fund the employer matching contributions to the Plan. The ESOP was primarily invested in UTC Series A ESOP Convertible Preferred Stock prior to the conversion of all 10.6 million outstanding shares of such ESOP Preferred Stock into 42.5 million shares of Common Stock on November 6, 2003. Subsequent to the ESOP share conversion, UTC established policies that increased Plan participants’ rights to diversify their ESOP shares into one or more of the Plan’s other investment alternatives. Prior to this change, diversification was generally permitted only at age 55 or later. For existing ESOP accounts, UTC established a three-year phase-in period beginning on January 1, 2004 and ending on December 31, 2006 to permit investment reallocation of Common Stock into other investment options offered by the Plan, without regard to the age of the participant. Existing ESOP account balances of those Plan participants under the age of 54 as of December 31, 2003 would become increasingly available for investment diversification at the rate of 1/36 per month until 100% becomes subject to investment diversification at the end of the three year transition period. For Plan participants 54 years of age or older at December 31, 2003, 50 percent of ESOP shares allocated to their respective accounts became immediately available for diversification beginning on January 1, 2004 with an additional 1/24th of all remaining shares becoming available for diversification on a monthly basis over a two-year phase-in period beginning on January 1, 2005 and fully completed by December 31, 2006. Shares allocated to a participant’s ESOP account after January 1, 2004 may be re-allocated to other Plan investments without restriction provided that the participant has satisfied the Plan’s vesting requirements.

Participant Accounts. Each participant’s account is credited with the (a) participant’s contributions, (b) UTC’s contributions and (c) Plan earnings and losses reduced by expense allocations. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Forfeited balances of terminated participants’ nonvested employer contribution amounts are used to reduce future UTC contributions and/or to pay Plan expenses. For the year ended December 31, 2004, approximately $442,786 of forfeitures were used to fund UTC’s contributions.

Voting Rights. Stock held in the UTC Common Stock Fund and ESOP Fund are voted by the Trustee at shareowner meetings of UTC in accordance with the confidential instructions of the participants whose accounts are invested in these funds. All shares of employer stock in the UTC Common Stock Fund or participants’ ESOP accounts for which the Trustee receives voting instructions from participants to whose accounts the shares are allocated are voted in accordance with those instructions. All employer stock in the UTC Common Stock Fund for which the Trustee does not receive timely voting instructions are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares in the UTC Common Stock Fund. All employer stock in the ESOP Fund that has been allocated to participants’ ESOP accounts but for which the Trustee does not receive timely voting instructions, and all shares in the Unallocated ESOP account, are voted by the Trustee in accordance with the timely instructions it receives with respect to a plurality of the shares that are allocated to participants’ ESOP accounts.

Trustee and Recordkeeper. The Plan trustee holds all of the Plan’s assets. State Street Bank and Trust is the Plan trustee. Fidelity Institutional Retirement Services Company (“Fidelity”) provides participant account recordkeeping services.

Participant Loans. Participants with at least two years of Plan participation are allowed to borrow up to 50 percent of their vested account balances (excluding their ESOP account balance). Loan amounts can range from $1,000 to $50,000 and must be repaid within 5 years. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus one percent per The Wall Street Journal, which ranged from 5.0 percent to 10.5 percent for loans outstanding at December 31, 2004. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits. Generally, upon termination, benefits may be left in the Plan or paid in a lump sum to a terminating participant. A participant terminating due to retirement may elect to receive benefits in installments over two to twenty years. At the participant’s election, the portion of a lump sum distribution attributable to an investment in the UTC Common Stock Fund and ESOP investment options may be paid in shares of UTC Common Stock instead of cash. Distributions in UTC Common Stock for the year ended December 31, 2004 were approximately $26,936,000.

NOTE 2 - SUMMARY OF ACCOUNTING PRINCIPLES

Basis of Accounting. The financial statements of the Plan are prepared under the accrual method of accounting.

Master Trust. The Plan’s assets are kept in the United Technologies Corporation Employee Savings Plan Master Trust (the “Master Trust”) maintained by the Plan’s trustee. Under the Master Trust agreement, the assets of certain employee savings plans of UTC are combined. Participating plans purchase units of participation in the investment funds based on their contribution to such funds and the unit value of the applicable investment fund at the end of the trading day in which a transaction occurs. The unit value of each fund is determined at the close of each day by dividing the sum of uninvested cash, accrued income and the current value of investments by the total number of outstanding units in such funds. Income from the funds’ investments, other than the UTC Common Stock Fund and ESOP Common Stock, increases the participating plans’ unit values. UTC Common Stock Fund and ESOP Common Stock dividends increase the Plan’s units in each fund. Distributions to participants reduce the number of participation units held by the participating plans (see Note 6).

Investment Valuation and Income Recognition. The Income Fund’s investments in fully benefit-responsive investment contracts with insurance companies (see Note 5) are stated at contract value, which approximates fair value. Contract value includes contributions plus earnings, less Plan withdrawals and expenses. All other funds are stated at fair value, as determined by the Trustee, typically by reference to published market data. Participant loans are valued at cost.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Plan Expenses. Plan administrative expenses, including Plan trustee and a portion of the recordkeeper fees, were paid directly by the employer in 2004. Participants in 2004 paid a portion of recordkeeper fees. All other administrative, investment management fees and other investment expenses were paid out of Plan assets during 2004.

Payment of Benefits. Benefit payments to participants or beneficiaries are recorded upon distribution.

Use of Estimates. The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The following presents the Plan’s participation in Master Trust investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
(Thousands of Dollars, except unit amounts)	2004		2003
Equity Fund, 32,028,967 and 33,031,030 units, respectively	$936,207		$870,698
UTC Common Stock Fund, 21,040,343 and 21,693,115 units, respectively	$733,046		$694,614
UTC ESOP Fund, 39,578,619 and 42,048,388 units, respectively	$4,090,450	*	$3,984,926	*
Income Fund, 49,088,275 and 49,551,544 units, respectively	$4,927,481		$4,721,271

*	Not participant-directed

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(Thousands of Dollars)
ESOP Fund	$338,726
UTC Common Stock Fund	66,408
Other Funds	232,589

$637,723

NOTE 4 – NOT PARTICIPANT-DIRECTED INVESTMENTS

The following is a summary of the financial information attributable to the Plan for the UTC ESOP fund, which is a not participant-directed investment (Note 7):

	December 31,
	2004			2003
(Thousands of Dollars)	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term Investments	$34,244	$—	$34,244	$17,143	$—	$17,143
Common Stock	2,489,334	1,601,116	4,090,450	2,425,045	1,559,881	3,984,926
ESOP Receivables	—	165,734	165,734	9,472	156,445	165,917

Total Assets	2,523,578	1,766,850	4,290,428	2,451,660	1,716,326	4,167,986

Liabilities:
Accrued ESOP Interest	—	(1,650)	(1,650)	—	(1,648)	(1,648)
ESOP Debt	—	(164,000)	(164,000)	—	(197,600)	(197,600)
Notes Payable to UTC	—	(231,933)	(231,933)	—	(208,633)	(208,633)

Total Liabilities	—	(397,583)	(397,583)	—	(407,881)	(407,881)
Net Assets	$2,523,578	$1,369,267	$3,892,845	$2,451,660	$1,308,445	$3,760,105

	Year Ended December 31, 2004
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$34,338	$22,341	$56,679
Contributions	—	15,160	15,160
Allocation of ESOP shares, at market	76,767	—	76,767
Net appreciation of ESOP shares	208,479	130,247	338,726

Total Additions	319,584	167,748	487,332
Deductions:
Distributions to participants	(69,778)	—	(69,778)
Interest expense	—	(30,159)	(30,159)
Transfers to participant-directed investments	(177,888)	—	(177,888)
Allocation of ESOP shares, at market	—	(76,767)	(76,767)

Total Deductions	(247,666)	(106,926)	(354,592)
Net increase	71,918	60,822	132,740
Net assets:
Beginning of Year	2,451,660	1,308,445	3,760,105

End of Year	$2,523,578	$1,369,267	$3,892,845

NOTE 5 - INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

The Plan’s Income Fund invests in investment contracts with insurance companies. Under these contracts, each insurance company guarantees repayment in full of the principal amount plus interest credited at a fixed rate for a specified period. Interest is credited to each contract based on an annual interest rate set each year by the individual insurance companies. This rate, which differs among contracts, takes into account any difference between prior year credited interest and the actual amount of investment earnings allocable to the contract in accordance with the established allocation procedures of the insurance company. The weighted average interest rates credited to participant accounts for 2004 and 2003 were 5.35 percent and 5.14 percent, respectively. There are no reserves against contract value for credit risk.

NOTE 6 - INVESTMENT IN MASTER TRUST

UTC has entered into a Master Trust agreement with the Trustee. Under this agreement, certain savings plans of UTC combine their trust fund investments in the Master Trust.

Participating plans purchase units of participation in the investment funds based on their contribution to such funds along with income that the investment funds may earn, less distributions made to the Plans’ participants. As of December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was approximately 89 percent and 90 percent, respectively.

The following is a summary of the financial information and data for the Master Trust and the portion attributable to the Plan:

United Technologies Corporation

Master Trust Statements of Net Assets

(Thousands of Dollars)

	December 31,
	2004			2003
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets:
Short-term investments	$64,251	$—	$64,251	$41,964	$—	$41,964
Investments:
Equity:
Mutual funds	1,023,561	—	1,023,561	809,797	—	809,797
Equity commingled index funds	1,466,502	—	1,466,502	1,254,475	—	1,254,475
Common stock	3,361,344	1,601,116	4,962,460	3,245,780	1,559,881	4,805,661
Debt:
Fixed income commingled index funds	27,634	—	27,634	20,927	—	20,927
Income Fund investment contracts	5,833,780	—	5,833,780	5,563,577	—	5,563,577
Participant notes receivable	95,615	—	95,615	90,187	—	90,187

Subtotal	11,872,687	1,601,116	13,473,803	11,026,707	1,559,881	12,586,588

ESOP receivables	—	165,734	165,734	9,472	156,445	165,917
Interest and dividend receivable	506	—	506	3,368	—	3,368

Total assets	11,873,193	1,766,850	13,640,043	11,039,547	1,716,326	12,755,873

Liabilities:
Accrued liabilities	(2,130)	—	(2,130)	(1,257)	—	(1,257)
Accrued ESOP interest	—	(1,650)	(1,650)	—	(1,648)	(1,648)
ESOP debt	—	(164,000)	(164,000)	—	(197,600)	(197,600)
Notes payable to UTC	—	(231,933)	(231,933)	—	(208,633)	(208,633)

Total liabilities	(2,130)	(397,583)	(399,713)	(1,257)	(407,881)	(409,138)

Net Assets	$11,871,063	$1,369,267	$13,240,330	$11,038,290	$1,308,445	$12,346,735

Net assets of the Master Trust attributable to the Plan	$10,444,120	$1,369,267	$11,813,387	$9,753,258	$1,308,445	$11,061,703

United Technologies Corporation

Master Trust Statement of Changes in Net Assets

(Thousands of Dollars)

	Year Ended December 31, 2004
	Allocated	Unallocated	Total
Additions:
Interest and dividend income	$366,817	$22,341	$389,158
Transfers from participating plans for purchase of units	329,220	15,160	344,380
Allocation of 854,000 ESOP shares, at market	76,767	—	76,767
Net appreciation on fair value of investments	554,735	130,247	684,982

Total additions	1,327,539	167,748	1,495,287

Deductions:
Transfers out on behalf of participating plans	(556,486)	—	(556,486)
Allocation of 854,000 ESOP shares, at market	—	(76,767)	(76,767)
Master Trust expenses	(3,011)	(30,159)	(33,170)

Total deductions	(559,497)	(106,926)	(666,423)

Net increase prior to transfers	768,042	60,822	828,864

Plan transfers:
Assets transferred in	65,193	—	65,193
Assets transferred out	(462)	—	(462)

Net Plan transfers	64,731	—	64,731

Increase in net assets	832,773	60,822	893,595
Net Assets:
Beginning of Year	11,038,290	1,308,445	12,346,735

End of Year	$11,871,063	$1,369,267	$13,240,330

Year Ended December 31, 2004
Amounts pertaining to Plan:
Plan interest in net appreciation and investment income of Master Trust	$975,849

Contributions received (cash basis)	$259,988

Assets transferred into Plan	$24,740

Distributions to participants	$(475,924)

Plan interest and administrative expenses	$(32,969)

NOTE 7 - EMPLOYEE STOCK OWNERSHIP PLAN

The ESOP was established on June 30, 1989. Since then, the ESOP has purchased approximately 14.5 million shares of $1.00 par value Series A ESOP Convertible Preferred Stock (“ESOP Shares”), with a $4.80 per share annual dividend from UTC. The ESOP financed the ESOP Share purchases with interest bearing promissory notes (“ESOP debt”) (See Notes 8 and 9).

On November 6, 2003, UTC and Trustee effected the conversion of all 10.6 million outstanding shares of ESOP Preferred Stock into 42.5 million shares of Common Stock. At the time of the conversion, each ESOP Share was convertible into four shares of UTC’s Common Stock and had a guaranteed value of $65.

Shares of Common Stock are allocated to participant accounts of the Plan as participants earn UTC’s matching contributions. Shares of Common Stock are released for allocation to participants as principal and interest payments are made on the debt. Cash dividends on Common Stock shares held by the ESOP and additional contributions from UTC are used to repay ESOP debt principal and interest. ESOP debt may be pre-paid or re-amortized to either increase or decrease the number of shares released so that the value of released shares equals the value of the plan benefit. The Corporation may also, at its option, contribute additional Common Stock or cash to the ESOP. UTC has provided certain guarantees related to the matching contribution formula and certain other commitments in connection with the restructured ESOP debt. For the year ended December 31, 2004, participants were credited with matching contributions of $76.8 million representing approximately 854,000 shares. Additionally, in lieu of receiving cash, participants’ dividends are paid by allocating additional shares to participant accounts. Participants may elect to receive cash dividends. During 2004, participants earned dividends of approximately $34.3 million representing approximately 377,000 shares of Common Stock.

Shares allocated to a participant generally may not be distributed until the participant’s termination, disability, retirement, or death. Upon distribution, a participant may elect to receive either cash or shares of Common Stock. The ESOP Fund’s investment in Common Stock shares at December 31, 2004 is as follows:

	December 31, 2004
(Thousands of Dollars)	Allocated	Total
Number of Shares	24,098,046	39,578,619
Market Value	$2,489,334	$4,090,450

The ESOP Fund’s investment in Common Stock shares at December 31, 2003 was as follows:

	December 31, 2003
(Thousands of Dollars)	Allocated	Total
Number of Shares	25,582,445	42,048,388
Market Value	$2,425,045	$3,984,926

The market value per share of the Common Stock was $103.35 and $94.77, at December 31, 2004 and 2003, respectively. Further, the Net Assets Available for Benefits in the ESOP Fund at December 31, 2004 and 2003 include unrealized appreciation of approximately $3.4 billion and $3.3 billion, of which $1.3 billion and $1.3 billion relates to unallocated shares, respectively.

NOTE 8 - ESOP DEBT

In 1990, the Master Trust, with UTC as guarantor, executed a Note and Guaranty Agreement (the “Agreement”) and issued $660,000,000 of Series A, B, C and D notes (described below) representing the ESOP’s permanent financing. The Series A ESOP Debt was repaid in full during 1999. The amounts outstanding under the Agreement, with interest rates and maturity dates, are as follows at December 31, 2004:

Note Series	Principal (000’s)	Rate of Interest	Due
B	$114,000	7.68%	2005 - 2008
C	17,300	7.68%	2008
D	32,700	7.68%	2009

	$164,000

Required payments on these notes, in aggregate, for the next five plan years are $33.2 million in 2005, $32.9 million in 2006, $32.6 million in 2007, $32.6 million in 2008, and $32.7 million in 2009.

NOTE 9 - NOTES PAYABLE

In conjunction with the ESOP financing discussed in Note 8, the Master Trust issued a promissory note to UTC issued in 1990, bearing interest at 10.5 percent, and due over the period 2004 - 2009. At December 31, 2004 and 2003, $38.9 million and $44.6 million were outstanding, respectively. Required principal payments on the note for the next five plan years are $5.9 million in 2005, $6.7 million in 2006, $7.5 million in 2007, $8.4 million in 2008, and $10.4 million in 2009. The Trustee executed the following additional promissory notes. These promissory notes replace a portion of the 1990 ESOP Debt notes described in Note 8 above.

Dates Issued	Principal (000’s)	Rate of Interest	Due
December 10, 1997	$15,000	6.35%	December 10, 2007
December 10, 1998	19,000	5.50%	December 10, 2008
December 10, 1999	32,000	6.95%	December 10, 2009
December 10, 2000	27,000	6.72%	December 10, 2010
December 10, 2001	27,000	5.95%	December 10, 2011
December 10, 2002	23,000	5.58%	December 10, 2012
December 10, 2003	21,000	5.35%	December 10, 2033
December 10, 2004	29,000	5.29%	December 10, 2034

	$193,000

NOTE 10 - RELATED-PARTY TRANSACTIONS

Fidelity Investments Institutional Operations Company and State Street Bank and Trust manage certain Plan investment options. These transactions qualify as party-in-interest transactions.

The Master Trust holds common shares of UTC, the Plan sponsor, and these qualify as exempt party-in-interest transactions.

The Plan invests in the UTC Common Stock Fund (the “Fund”), which is comprised of a short-term investment fund component and shares of common stock of UTC. The unit values of the Fund are recorded and maintained by Fidelity. During the year ended December 31, 2004, the Plan purchased units of the Fund in the approximate amount of $324,436,000, sold units of the Fund in the approximate amount of $352,412,000, and had net appreciation on the Fund in the approximate amount of $66,408,000. The total value of the Plan’s interest in the Fund was approximately $733,046,000 and $694,614,000 at December 31, 2004 and 2003, respectively.

NOTE 11 - PLAN TERMINATION

Although it has not expressed any intent to do so, UTC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and to certain Plan provisions that limit this right when certain ESOP loans remain outstanding. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 12 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following are reconciliations of net assets available for benefits and benefits paid from the financial statements to the Form 5500:

	December 31,
(Thousands of Dollars)	2004	2003
Net assets available for benefits per the financial statements	$11,814,000	$11,062,365
Amounts allocated to participant withdrawals	(1,088)	(1,033)

Net assets available for benefits per Form 5500	$11,812,912	$11,061,332

Year Ended December 31, 2004
Benefits paid to participants per the financial statements	$475,924
Add: Amounts allocated to participant withdrawals at December 31, 2004	1,088
Less: Amounts allocated to participant withdrawals at December 31, 2003	(1,033)

Benefits paid to participants per Form 5500	$475,979

Amounts allocated to participant withdrawals are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE 13 - TAX STATUS

The Internal Revenue Service has determined and informed UTC by letter dated April 28, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value		(e) Current Value
*	Plan Participants	Participant loans receivable, interest ranging from 5.0 percent to 10.5 percent, terms ranging from 1 to 5 years	*	*	$65,691,000

*	Indicates an identified person known to be a party-in-interest to the Plan
**	All investments are participant or beneficiary directed, therefore cost information is not required.

SIGNATURE

The Plan (or persons who administer the employee benefit plan), pursuant to the requirements of the Securities Exchange Act of 1934, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED TECHNOLOGIES CORPORATION EMPLOYEE SAVINGS PLAN

Dated: June 24, 2005	By:	/s/ Natalie Morris
Natalie Morris Director, Employee Benefits and Human Resources Systems United Technologies Corporation

EXHIBIT INDEX

(23)	Consent of Independent Registered Public Accounting Firm *

*	Submitted electronically herewith.